via Edgar
---------

Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549

       Re:      Adsouth Partners, Inc., File No. 0-33135
                Form 10-KSB for the year ended December 31, 2004
                ------------------------------------------------

Ladies and Gentlemen:

In response to the Commission's letter of comments dated April 29, 2005, we have the following responses to the staff's comment. As indicated below, where applicable we have addressed the staff's comments in our Form 10-QSB for the quarter ended March 31, 2005, which was filed with the Commission via Edgar on May 16, 2005.

Comment 1
---------

         We confirm to the Commission that the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in ensuring that material information required to be disclosed is included in the reports that it files with the Securities and Exchange Commission.

         We complied with this comment in our Form 10-QSB for the quarter ended March 31, 2005 and we will continue to comply with this Comment 1 in our future filings.

Comment 2
---------

         We confirm that we are using the definition of disclosure controls and procedures that are found in Rule 13a-15(e) or 15d-15(e). Our Form 10-QSB for the quarter ended March 31, 2005 cites, and all future filings will cite Rule 13a-15(e) or 15d-15(e) and will not cite Rule 13a-14(c).

Comment 3
---------

         We confirm that our Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in ensuring that material information required to be disclosed is included in the reports that it files with the Securities and Exchange Commission. Language to this effect is included in Item 3 of Part II of our Form 10-QSB for the quarter ended March 31, 2005.

Comment 4
---------

         We confirm to the Commission that during the fourth quarter of 2004 there were no changes in our internal controls over financial reporting that materially affected, or are reasonable likely to materially affect, our internal controls over financial reporting.

         We further confirm to the Commission that we complied with Item 308(c) of Regulation S-B in our Form 10-QSB for the quarter ended March 31, 2005 and we will comply with Item 308(c) of Regulation S-B in our future filings.

Comment 5
---------

         On September 22, 2004, our wholly owned subsidiary, Adsouth, Inc. executed an Account Transfer and Purchase Agreement (the "Factoring Agreement") with Marquette Commercial Finance, Inc. ("Marquette").

         We account for receivables factored pursuant to the Factoring Agreement in accordance with FAS 140: "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and we have concluded that factored receivables should be accounted for as sold.

FAS 140 Guidance:

         A transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

         a. The transferred assets have been isolated from the transferor--put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership:

         b. Each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor (FAS 140).

         c. The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or
(2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call (FAS 140).

Application of FAS 140:

         The Factoring Agreement states that each account purchased by Marquette is purchased without recourse against Adsouth, Inc. and that all losses incurred by Marquette from the financial inability of the applicable account debtor to pay such account over and above any and all Residual Payments and Reserve amounts offset shall be borne solely by Marquette.

         The Factoring Agreement states that Adsouth, Inc. sells, transfers, assigns and otherwise conveys to Marquette (as a sale by Adsouth, Inc. and a purchase by Marquette), and not as security for any indebtedness or other obligation of Adsouth, Inc. to Marquette, all right, title and interest of Adsouth, Inc. in and to all accounts accepted by Marquette for purchase.

         The Factoring Agreement does not contain any provisions in which Adsouth, Inc. is required to repurchase or redeem the sold invoices. The Factoring Agreement does not provide Adsouth, Inc. with the right of return for any of the invoices that are sold to Marquette. The Factoring Agreement does provide that in the event that Adsouth, Inc. has breached any material representation, warranty, covenant or agreement contained in the factoring agreement, any account is not paid in full within 90 days from the date of purchase of the account or Marquette deems itself insecure, Marquette may at its election, withhold and accumulate the payment of the Residual Payment as to any accounts purchased to the extent necessary to maintain a Reserve in an amount equal to the sum of (a) the total Initial Payments made by Marquette which remain uncollected, plus (b) the total of the Marquette Fixed and Variable Discounts with respect to such accounts and (c) such other amounts which may become due by Adsouth, Inc. to Marquette. This right to reserve funds by Marquette does not however give them the right to force Adsouth, Inc. to repurchase any of the factored invoices.

FAS 140 Guidance:

         Upon completion of a transfer of assets that satisfies the conditions to be accounted for as a sale, the transferor (seller) shall:

         a. Derecognize all assets sold
         b. Recognize all assets obtained and liabilities incurred in consideration as proceeds of the sale, including cash, put or call options held or written (for example, guarantee or recourse obligations), forward commitments (for example, commitments to deliver additional receivables during the revolving periods of some securitizations), swaps (for example, provisions that convert interest rates from fixed to variable), and servicing liabilities, if applicable.

         c. Initially measure at fair value assets obtained and liabilities incurred in a sale or, if it is not practicable to estimate the fair value of an asset or a liability, apply alternative measures.
         d. Recognize in earnings any gain or loss on the sale.

Application of FAS 140:

         Pursuant to the factoring agreement, the purchase price for each account purchased consists of the Initial Payment and the Residual Payment. The Initial Payment consists of 80% of the gross face value of the invoice purchased and is payable by Marquette to Adsouth, Inc. on the business day that Marquette accepts the account for purchase. The Residual Payment is payable by Marquette to Adsouth, Inc. within five business days after Marquette receives the proceeds of collection for the subject account in an amount equal to the gross face value of such account, less all permitted discounts, deductions and allowances, less Fixed and Variable Discounts, less the Initial Payment, and less any attorney's fees and costs of collection. Upon the sale of an invoice we derecognize the asset sold.

         By way of example assume that Adsouth, Inc. sells an invoice for $10,000 to Marquette. The journal entry upon the sale is as follows:

                                                Debit            Credit
                                                -----            ------
        Cash                                   $8,000
        Fixed discount (other                    $100
        Due from Factor                        $1,900
        Accounts receivable                                     $10,000

         When the factor collects payments on the factored invoices, a reserve settlement is paid to Adsouth by Marquette which consists of the reserve less fixed variable discounts. In our example the variable reserve is assumed to be 7.2% for 30 days or $60 [$10,000 * 7.2% * (30/360)]. The journal entry upon receipt of the reserve settlement is as follows:

                                                Debit            Credit
                                                -----            ------
        Cash                                   $1,840
        Variable discount (other                  $60
        Due from Factor                                          $1,900

         For all reporting periods we accrue the variable discount on outstanding factored invoices.

Purpose of 20% Reserve

         Upon the sale of an invoice, Marquette sends Adsouth, Inc., 80% of the gross invoice. Upon collection of the invoice by Marquette, Adsouth, Inc. receives a residual payment. The residual payment is the amount of the initial 20% reserve less fixed and variable discounts and any sales discounts or allowances taken by the Adsouth customer. The purpose of the 20% reserve by Marquette is to ensure that the net collection on the invoices covers the fixed and variable discounts owed to it.

Classification of Discounts as Interest Expense

         In our 10-QSB for the quarter ended September 30, 2004 and in our 10KSB for the year ended December 31, 2004 the discounts were included in interest expense as such amounts represent a cost of funds. Beginning with the 10-QSB for the quarter ended March 31, 2005, and for all future filings, we are classifying the discount separate from interest expense in other expenses. The total factor discounts included in interest expense for both the three and nine months ended September 30, 2004 was $9,000. The total factor discounts included in interest expense for the year ended December 31, 2004 was $15,000.

Due to Factor at December 31, 2004

         During December of 2004, we agreed to provide a customer with a $120,000 advertising allowance to be included in the customer's advertising program. When Adsouth, Inc. agreed to the advertising allowance, it believed that the allowance would be deducted from future invoices. However, the allowance was deducted by the customer from an accounts receivable payment on invoices which had previously been factored by Marquette. As a result, as of December 31, 2004, Adsouth, Inc. owed Marquette for the amount of the advertising allowance. Such amount was subsequently re-paid to Marquette in 2005 from customer collections that were submitted directly to the factor.

Amount of Receivables Sold During 2004

         For the year ended December 31, 2004, the total receivables sold to Marquette were $928,000. In all future filings we will include such disclosure. This disclosure for the first quarter of 2005 is included in Note 2(f) of Notes to Unaudited Condensed Consolidated Interim Financial Statements in our Form 10-QSB for the quarter ended March 31, 2005.

Comment 6
---------

         We account for our investments in product line rights pursuant to FAS 142.

         In February 2004, we acquired 100% of the net equity of Dermafresh, Inc. for $125,000. Dermafresh, Inc. was organized by its sellers in January 2004 for the sole purpose of transferring the rights to the Dermafresh Line which included a microdermabrasion unit which was then being marketed by the sellers under the name of Dermafresh. On the date of acquisition, Dermafresh, Inc. had no liabilities, no operating activities and its only asset was the right to the Dermafresh microdermabrasion unit. The substance of the transaction was not a business combination but was the acquisition of an asset since Dermafresh, Inc. was organized for the sole purpose of transferring such rights to us.

         We concluded that the rights acquired had a finite life as opposed to an indefinite life. In making this determination, we considered the effects of obsolescence, demand, competition, and other economic factors. In particular, the economic impact of product life cycles as dictated by consumer demand in the skin care industry historically have resulted in product companies phasing out a particular product as new products are introduced to the skin care line and thereby creating new demand for the product line as a whole. Pursuant to FAS 142 intangible assets that are determined to have a finite life are subject to amortization. Accordingly, we are amortizing the cost of such rights as an expense against future sales under the Dermafresh product line.

         FAS 142 states that if an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. We concluded that the economic benefits of the Dermafresh rights correspond most directly with the pattern of revenues that will be derived from the Dermafresh Line. Accordingly, we are amortizing the cost of the Dermafresh rights as determined by dividing the Dermafresh revenues of the reporting period by the estimated lifetime Dermafresh revenues multiplied by the capitalized cost of the Dermafresh rights.

         In determining a reasonable estimate of the lifetime revenues of the Dermafresh Line we considered the level of initial orders received from the retailers, anticipated replenishment orders based on discussions with our customers and the sell through rates of our direct response test campaign launch. Based on this evaluation we calculated the future estimated revenues by multiplying estimated unit sales by average anticipated sales prices.

         On a quarterly basis we review our initial assumptions and conclusions in order to determine whether events and circumstances warrant a revision to the remaining period of amortization. As a part of such review we also evaluate the Dermafresh rights in order to determine if any impairment has occurred in accordance with FAS 144.

Comment 7
---------

         In January 2005, we formed Miko Distributors, Inc. as a wholly owned subsidiary of the Company and used such entity to acquire certain assets of Miko Brands, LLC. Miko Brands, LLC's sole asset acquired was the Miko Brand name and product formulations which we now have rights to. Based on the nature of the Miko Brand, which is a line of marinade and dressing sauces, and the length of time for which it has been sold by the prior owners, we have determined that the Miko Brand will have an indefinite life. Accordingly, pursuant to FAS 142 such asset will not be amortized, and will be reviewed quarterly for impairment pursuant to FAS 144. In the first quarter of 2005 we recorded the product right asset at $83,000, the fair value of the stock issued to acquire such asset.

         To date we have not paid any fees or consideration for marketing rights other than the Dermafresh and Miko brands, which we purchased. Our other product distribution agreements provide us either exclusive or non-exclusive rights to distribute the products owned by the entity with which we have the agreements. Generally, the distribution agreements provide us with the right to purchase their products at a contractual price and distribute them in the geographic areas designated in the agreements. Based on the nature and content of such distribution agreements and the absence of any payment for the marketing or other rights there is no accounting other than the recording of purchases and sales when such transactions occur.

Comment 8
---------

         During 2004, $2.7 million, or 67%, of our total revenue was derived from one advertising customer. As of September 30, 2004, this customer had timely paid its invoices and had confirmed to us that the balance of its outstanding receivables of $742,000 would be paid in the last week of November of 2004. SAB's 101 and 104 addresses revenue recognition and states that revenue is generally realized or realizable and earned when all of the following have been met: (i) Persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller's price to the buyer is fixed or determinable; and, (iv) collectibility is reasonably assured. At the time the revenue was recognized we had signed sales orders for the advertising services, the advertising media had aired, the media costs had been paid to the networks by Adsouth and the prices for such services had been fixed pursuant to the signed sales orders.

         From January 1, 2004 to September 30, 2004, we received payment for the services provided to the customer in amounts aggregating $1.9 million. We received an additional payment of $100,000 on the balances that were owed on December 21, 2004. At the end of December 2004, it was determined that the customer was having liquidity problems and in January 2005 we accepted certain restricted company stock, valued at fair value, as a partial payment on the balance owed at such time. Based on doubts about collection of the $482,000 remaining balance we reserved such balance as of December 31, 2004. Such amounts that were reserved at December 31, 2004 related to revenues recognized in the third quarter of 2004. Based on the customer's prior payment history the Company was reasonably assured that, at September 30, 2004, the amounts due for the services rendered at that date were collectible and based on such assessment recognized the revenues in the same manner as the services provided to such customer in the past.

Comment 9
---------

         We recognize revenues for our product shipments upon shipment of the goods, net of estimated returns allowances. As of December 31, 2004, we had shipped product to one customer for which the customer had a right of return and we had an obligation to accept return of the product until such time as the product was sold by the customer to an end user of the product. On such sales, we did not recognize the revenue until we received notification from the customer that the product has been sold to the end user. Such shipments approximated $12,000 during 2004.

         For all other product sales, the selling price to the customer is fixed at the date of sale, the customer is obligated to pay the Company and such payment is not contingent on the customer's resale of the product, all damages allowances, if any, are known upfront and are not recognized as revenues, the customers are generally large well known and established retailers who have significant economic substance not related to the purchases they make from the Company, the Company does not have significant obligations to bring about the resale of the product by its customers and the amount of any future returns can be reasonable estimated. The Company does not have any "bill and hold' arrangements with its customers. Based on these facts, the Company's revenue recognition policies are consistent with paragraph 6 of FAS 48 and the "delivery and acceptance" criteria addressed in SAB's 101 and 104.

         On a quarterly basis, we calculate an estimate of returns and accrue for such estimate along with promotional allowances. Promotional allowances are based on known amounts that are given to our customers and are generally based on a planned advertising campaign to promote the sell through of the products in the retail stores. The estimate of sales returns is based on a number of factors including the results of our initial tests performed through direct response advertising, feedback we receive from our customer's buyers as to current sell through of the product and an evaluation of historical returns. During 2004, substantially all of our product revenues were generated from sales of the Dermafresh line of products. We addressed the guidance as provided by paragraph 8 FAS 48 in calculating our estimates of returns as follows:

         (a) External Factors - The Dermafresh line is not significantly susceptible to technological obsolescence or changes in demand over the time period in which returns of the product may be reasonably expected. The Microdermabrasion unit is not a mechanically complex unit and various brands of the unit have been on the market for several years and demand has remained strong. The facial blanket utilizes collagen as its primary ingredient. The positive effects of collagen have been long proven and it is likely that a collagen treatment will remain the preeminent ingredient for facial treatments. The facial blanket has the added benefit of its unique application which is in a thin blanket form as opposed to a "mud" type treatment which is expected to aid in ensuring its continued demand due to its ease of use. The ingredient make-up of the anti-wrinkle and firming serum product is sublicensed from Procter and Gamble through the manufacturer. Anti-wrinkle products have been a proven consumer product for decades and there continues to be increasing demand for products of this nature.

         (b) Expected Returns Period - At such time as the consumer purchases the product the likelihood of return is significantly reduced. As such, the positive sell through of the product line has diminished the exposure for future returns. We strategically limited the initial shipment of product to our customers to six deep for each of the three products for each store. This strategy was purposely employed to reduce the risk of large returns until the sell though rate could be proven and to ensure that all products shipped would be on the shelves and would not represent excess inventory, sometimes referred to as channel stuffing.

         (c) Historical Experience - Our President has significant experience in product marketing campaigns. In addition, he is a former owner of the company from which the Dermafresh product was purchased and he has direct experience with the sales of similar microdermabrasion products. Also, his experience includes a sales history with our existing customers. Based on his experience and knowledge, the President has a historical perspective from which to analyze the likelihood of the returns of the Dermafresh product line. Based on information that he receives from the customers, and an analysis of the reorders from the customers, he is able to develop reasonable assumptions and estimates with regards to sales returns.

         (d) Homogeneous Transactions - The Company's products sales represent a large volume of homogenous transactions.

Comment 10
----------

         We confirm that the chief financial officer meant to certify "this annual report" on Form 10KSB", rather than "this quarterly report" in our
Exhibit 31.2 attached to the 2004 10KSB.

Comment 11
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         We confirm that in all future filings we will remove exhibits from the body of the periodic report and that any exhibits will be filed separately and tagged on EDGAR as exhibits. We have complied with this comment in our Form 10-QSB for the quarter ended March 31, 2005.

ACKNOWLEDGEMENTS
----------------

         We acknowledge the following:

                * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

                * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

                * The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                            Sincerely,


                                            /S/ John P. Acunto, Jr.
                                            Chief Executive Officer



                                            /S/ Anton Lee Wingeier
                                            Chief Financial Officer